Filed by Renasant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: KeyWorth Bank

(File No. 001-13253)

November 20, 2015

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Dear Valued KeyWorth Bank customer

As you are most likely aware, on October 20, 2015, we announced our intentions to merge with and into Renasant Bank, which is headquartered in Tupelo, Mississippi.

Renasant Bank was established in 1904 and is an $8 billion financial institution that operates more than 170 offices in Mississippi, Tennessee, Alabama, Florida and Georgia.

The merger was unanimously approved by the Board of Directors of both companies and is subject to regulatory and shareholder approval. We anticipate the merger to close during the first quarter of 2016.

We believe the merger will greatly benefit you as it will:

•	Expand our banking products and services offerings

•	Offer a much larger branch network

•	Increase our lending capabilities

•	Provide more sophisticated treasury management services

•	Give access to more mortgage lending options

As a valued KeyWorth client, you do not need to do anything at this time. You will receive detailed information regarding the transition of your accounts to Renasant Bank once the merger is finalized. I can assure you that we are committed to making the transition as seamless as possible.

In addition, the associates in our financial centers and our lending groups will not be changing. You will see the same familiar faces that have always handled your banking needs. It will be business as usual, just with a new brand name and more locations to serve you.

Should you have any further questions, please feel free to contact your trusted KeyWorth associate.

Sincerely,

Jim Pope

Chief Executive Officer

KeyWorth Bank

Information about the Renasant/KeyWorth Transaction:

This communication is being made in respect of the proposed merger transaction involving Renasant and KeyWorth. In connection with the proposed merger, Renasant will file a registration statement on Form S-4 that will include a proxy statement/prospectus, and other relevant documents concerning the proposed merger, with the Securities and Exchange Commission (the “SEC”). This release does not constitute an offer to sell or the solicitation of an offer to buy any securities. BEFORE MAKING ANY INVESTMENT DECISION, KEYWORTH INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, KEYWORTH AND THE PROPOSED MERGER. When available, the proxy statement/prospectus will be mailed to shareholders of KeyWorth. Investors will also be able to obtain copies of the proxy statement/prospectus and other relevant documents filed by Renasant (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Renasant will be available free of charge from Kevin Chapman, Chief Financial Officer, Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804-4827, telephone:
(662) 680-1450.